SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Submission of Non-consolidated Audit Report of Woori Bank

1. Date of Submission by Deloitte Anjin LLC, Woori Bank’s independent auditor: March 17, 2009

2. Key Earnings Figures

(Units: billions of KRW)

Item	FY 2008	FY 2007
Revenue*	74,901	20,789
Operating Income	475	2,216
Income before Income Tax	582	2,254
Net Income	234	1,689

*	Operating revenue

3. Key Financial Figures

(Units: billions of KRW)

Item	FY 2008	FY 2007
Total Assets	228,048	195,315
Total Liabilities	216,127	183,099
Total Shareholders’ Equity	11,921	12,216
Capital Stock	3,530	3,180
Shareholders’ Equity / Capital Stock (%)	338	384

The above figures have not been approved by the shareholders of Woori Bank and remain subject to change.

Submission of Non-consolidated Audit Report of Woori Finance Holdings Co., Ltd.

1. Date of Submission by Deloitte Anjin LLC, Woori Finance Holdings’ independent auditor: March 18, 2008

2. Key Earnings Figures

(Units: billions of KRW)

Item	FY 2008	FY 2007
Revenue	666	2,081
Operating Income	456	1,939
Income before Income Tax	454	1,944
Net Income	454	1,944

3. Key Financial Figures

(Units: billions of KRW)

Item	FY 2008	FY 2007
Total Assets	15,620	15,192
Total Liabilities	3,413	2,129
Total Shareholders’ Equity	12,207	13,062
Capital Stock	4,030	4,030
Shareholders’ Equity / Capital Stock (%)	302.91	324.12

The above figures have not been approved by the shareholders of Woori Finance Holdings Co., Ltd. and remain subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: March 18, 2009	By:	/s/ Byung-Ho Park
(Signature)

Name:	Byung-Ho Park
Title:	Managing Director